Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

BMO refocuses Wealth Management business for North American growth, announces sale of EMEA Asset Management business

☐	Ameriprise Financial to purchase BMO’s EMEA asset management business
☐	Transaction supports BMO’s goals to optimize efficiency and to focus capital and investment in areas where it has an advantaged market position, including its North American Wealth Management business
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BMO Wealth Management to enter into strategic relationship with Columbia Threadneedle Investments, the global asset management business of Ameriprise, giving its North American Wealth clients opportunities to access a wide range of Columbia Threadneedle’s leading investment management solutions

☐	BMO Capital Markets maintains active international presence

TORONTO, Canada, April 12, 2021 – BMO Financial Group (TSX:BMO) (NYSE:BMO) announced today that it has reached a definitive agreement with Ameriprise Financial, Inc. (NYSE:AMP) to sell the entities that represent its EMEA Asset Management business. Under terms of the agreement, Ameriprise Financial will purchase BMO’s EMEA asset management business for £615 million or approximately CAD $1,089 million, in an all-cash transaction, subject to regulatory approvals, and other customary closing conditions. Separately, in the U.S. the transaction includes the opportunity for certain BMO asset management clients to move to Columbia Threadneedle Investments, subject to client consent. The terms of the U.S. agreement were not disclosed.

“This transaction is consistent with BMO’s focus on long-term profitability as a leading North American bank and wealth manager, and enables us to focus our resources where we have a competitive advantage and are well-positioned to deliver growth and accretive returns,” said Joanna Rotenberg, Group Head, BMO Wealth Management. “We will continue to invest in our diversified North American Wealth businesses, including our Canadian asset management business, to provide an unrivalled experience for our clients as their needs change.”

Columbia Threadneedle is Ameriprise Financial’s global asset management business, overseeing investments for individuals, advisors and wealth managers, as well as institutions. The transaction significantly increases Columbia Threadneedle’s EMEA business and brings BMO GAM’s talent and strategic capabilities in EMEA to Columbia Threadneedle that can be leveraged globally, including its expertise in Responsible Investment, Liability Driven Investing, Fiduciary management, European Real Estate and Investment Trusts.

As part of the transaction, BMO and Columbia Threadneedle will also establish a strategic relationship to offer BMO’s North American Wealth Management clients opportunities to access a wide range of Columbia Threadneedle investment management solutions, including Responsible Engagement Overlay, ESG and Alternatives, upon close.

“Columbia Threadneedle is a global player in asset management and is well positioned to take the businesses to the next level. As clients’ needs for asset management shift, scale, new capabilities and distribution reach become even more critical. This transaction is a great outcome for both institutions, and for our clients,” continued Rotenberg.

Transaction aligns with BMO’s broader strategy to enhance return profile

On a pro forma basis, based on its most recent year end financials, the impact of the transaction on BMO’s efficiency ratio, ROE and common equity Tier 1 (CET1) ratios is an improvement of approximately 64 bps, 20 bps, and 29 bps, respectively, supporting BMO’s strategic goal to enhance shareholder returns through capital and resource optimization. The transaction will not have a significant impact on future run rate earnings.

Growing BMO’s North American competitive advantage in wealth management

BMO Wealth Management is a key driver of BMO’s growth strategy and today’s announcement accelerates opportunities to deepen its advantage in North America. BMO’s award-winning Private Wealth franchises in Canada and the United States deliver trusted advice to affluent individuals, families and businesses, through a broad spectrum of financial planning, insurance and advice-based solutions. BMO InvestorLine’s highly ranked platform for self-directed investors, as well as our cutting-edge digital hybrid advice services adviceDirect and SmartFolio are well positioned for the continued acceleration of online investing. BMO is also committed to growing its Canadian asset management business, a recognized leader and innovator in Exchange Traded Funds having led the market in net flows for 10 years, with intentions to expand further into the fast-growing alternatives and ESG spaces.

As this transaction met the accounting requirements of assets held for sale under IFRS, the bank will record a net write-down of goodwill related to these businesses of approximately $745 million after-tax in Q2 2021, which will be reported in the Corporate Services segment and treated as an adjusting item. This amount is subject to closing adjustments, including fair values and foreign exchange rates prevailing at the date of closing.

The transaction is expected to close in the fourth quarter of calendar 2021 and both BMO and Columbia Threadneedle are working to achieve a smooth transition.

In connection with the transaction, BMO Capital Markets and Morgan Stanley Canada Limited acted as financial advisors and Norton Rose Fulbright LLP acted as legal counsel to BMO. Linklaters LLP acted as legal counsel to Ameriprise Financial.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider - the 8th largest bank, by assets, in North America. With total assets of $973 billion as of January 31, 2021, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

Cautionary statement regarding forward-looking information

Certain statements in this press release are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed transaction, the financial impact of the proposed transaction and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.

By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such conditions; the anticipated benefits from the proposed transaction, such as it being accretive to BMO’s efficiency ratio and return on equity and improving BMO’s CET1 ratio, are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement; reputational risks and the reaction of BMO’s customers and employees to the transaction; diversion of management time on transaction-related issues; and those other factors set out on page 14 of BMO’s 2020 Annual Report. We caution that the foregoing list is not exhaustive of all possible factors. These factors should be considered in addition to other uncertainties and potential events, and the inherent uncertainty of forward-looking statements.

BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law

For media enquiries:

Jeff Roman, Toronto, jeff.roman@bmo.com (416) 867-3996

For investor enquiries:

Christine Viau, Toronto, christine.viau@bmo.com (416) 867-6956

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